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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SunLink Health Systems, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
86737U102
(CUSIP Number)
Jared S. Bluestein
Berggruen Holdings North America Ltd.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

-with a copy to-

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200
December 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Medici I Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Berggruen Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Resurgence Health Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia, United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Phillip H. Eastman, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Anne S. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Explanatory Note: This Amendment No. 1 relates to and amends the Statement on Schedule 13D of Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) business company, Medici I Investments Corp., a BVI business company, Berggruen Holdings Ltd., a BVI business company, Tarragona Trust, a BVI trust, Nicolas Berggruen, a United States citizen, Resurgence Health Group, LLC, a Georgia limited liability company, Phillip H. Eastman, III, a United States citizen, and Anne S. Thompson, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on November 7, 2007 (the “Statement”), with respect to the Common Stock, without par value (the “Common Stock”), of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”).
     Items 4 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.
Item 4. Purpose of Transaction.
     Item 4 of the Statement is hereby amended to add the following:
     On December 7, 2007, Resurgence Health Group, LLC submitted to the Issuer’s Board of Directors a letter dated December 7, 2007, a copy of which is filed herewith and incorporated herein in its entirety by reference.
     Other than as set forth in the Statement and in this addition to Item 4, and as would result from the transactions contemplated therein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated November 7, 2007 (incorporated by reference to Exhibit 1 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 2	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared Bluestein (incorporated by reference to Exhibit 2 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 3	Limited Power of Attorney, dated August 10, 2007, given by Nicolas Berggruen to Jared Bluestein (incorporated by reference to Exhibit 3 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 4	Letter dated December 7, 2007 from Resurgence Health Group, LLC to the Issuer’s Board of Directors.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 10, 2007

Berggruen Holdings North America Ltd.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Medici I Investments Corp.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Berggruen Holdings Ltd.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Tarragona Trust
By:	Maitland Trustees Limited, as Trustee

By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Authorized Signatory

*
Nicolas Berggruen

Resurgence Health Group, LLC
By:	/s/ Phillip H. Eastman, III
	Name:	Phillip H. Eastman, III
	Title:	Chief Executive Officer

/s/ Phillip H. Eastman, III
Phillip H. Eastman, III

/s/ Anne S. Thompson
Anne S. Thompson

*	The undersigned, by signing his name hereto, does sign and execute this Statement pursuant to the Limited Power of Attorney executed by Nicolas Berggruen.

Dated: December 10, 2007	*By:	/s/ Jared S. Bluestein, Attorney in Fact
Jared S. Bluestein